UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On December 17, 2018, Sapiens International Corporation N.V. issued a press release entitled “Sapiens Recognised as a Leader in Gartner’s Magic Quadrant for Non-Life-Insurance Platforms, Europe.”

A copy of that press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V. (Registrant)

Date: December 17, 2018	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

Exhibit Index

Exhibit No.	Title of Exhibit
99.1	Press release entitled “Sapiens Recognised as a Leader in Gartner’s Magic Quadrant for Non-Life-Insurance Platforms, Europe,” issued by Sapiens International Corporation N.V. on December 17, 2018.

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